FTF Energy

Dear investors,

We have made significant progress this past year, with a FTF Power Generation demonstration, a $20M Contract signed, and 20 new engineers and technicians added to our team to commercialize the Farm to Flame Generator.We have been supported by the State of New Jersey for a Generator Demonstration Grant, which has already attracted new customers to us on the natural gas pilot. The biomass pilot will allow us to scale as we show various industries how our product solves their largest waste and energy problems.You can post our campaign page on your social media feeds, so your community can invest and accelerate our scale to 4GW and $3.4B/year revenue.

We need your help!

They can post our campaign page on their LinkedIn feed, so their community can invest and accelerate our scale to 4GW and $3.4B/year revenue. We are also looking for talent in the Process Heat and Power Generation space. From combustion engineers, to boiler/steam-turbine operators, project/plant managers, fuel handling experts (pulverized coal/biomass), and emissions engineers, any talent pool you may have access to will help us tremendously.

Sincerely,

Kwaku Jyamfi

Chief Executive Officer

Stefano Alva

Chief Commercial Officer

How did we do this year?

REPORT CARD

A+

☺ The Good

$20M Contract Signed with Cocoa Processing Company

Successfully ran FTF S2 Generator (nat. gas pilot), demonstrating electricity by charging a Tesla

Onboarding over 20 engineers and technicians to the Farm to Flame team to build and operate generators

☹ The Bad

Realized in the second half of 2023, we were short staffed on talent, before finding experienced power plant personnel in September

We had to pivot from repurposing a natural gas boiler for pulverized biomass combustion to repurposing a wood boiler.

Realizing we have to grow from our model of containerized generators to larger power plants (5MW and up) to see significant growth.

2023 At a Glance

January 1 to December 31


$$$$

$149,582 **+205%**
Revenue



$254,385
Net Profit


IOU!

$744,048 **+26%**
Short Term Debt



$984,404
Raised in 2023



$158,527
Cash on Hand
As of 02/14/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$254,385
$149,582
$48,969
-$299,423
2022
2023

Net Margin: 170% Gross Margin: 86% Return on Assets: 30% Earnings per Share: $0.03

Revenue per Employee: $37,396 Cash to Assets: 25% Revenue to Receivables: 111

Debt Ratio: 88%

Farm_To_Flame_Financial_Report__audited_.pdf

We ❤ Our 313 Investors

Thank You For Believing In Us

Mirko Turrina Joe Batir Victor Bhattacharjee Heather Eason Herman Venter Richard M Santay

Justin Will
Hatem Rowaihy
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Ignas Galvelis
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Kit Needham
Lee McKnight
Toni Zavana
Alyssa Jarvi
Stephen Anagnostos
Ruben Hillar
Jordon Rooney
Jonviere Taylor
George Burkes
Richard W. Kinville II
Jason Rigby
Ruben Melendrez
Renata Aleman
Michael Yaldezian
Akosua Opong-...
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Benny M Koontz
Christopher Shyers
Eric Weiner
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Tamarat Alumu
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Dakeem M Coleman
Martin J Schwarzbach
Ronald Quinton
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Ryan Taggart
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Patrick Riolo
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Nitin Grewal
David Lanfair
Brandon Ditusa
Neil Gako
Jean Laird
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Auguata Sankey
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Angel Guerrero
Omar Buitron
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Elia Bortoletti
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Tanvi Dhande
Dylan Lew
Steve Cheng Lin
Aparna Jaggi
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Travis Roland
Sandra Small
David Vandeveer
Alan Miller
Roman Woodward
Justin Charles Mattson
Stephen Yoskowitz
Daniel Kriozere
Ching Chun Yang
Levaughn Hall
Jose M Melendrez
Christopher Potter
Michael Kitcher
Farrad Conover
Dave Davis
William Schultz
Thomas Oberaigner
Araina Agbabiaka
Annitra LeSane
Rewati Gautam
Joe Paduda
Melvin O Logan
Oscar Oruche
Karthik Kailash
Marcelo Salas
Toby Gussman
Asia Wynn
Zeek Weeks
Ali Ezzat
Raymond P. Donnelly
Elizabeth Brown
Jehu E Peets
Patrick Thomas
Justin Latham
Mark Bruckner
David Macario
Jacob Hoffman
Zaki Harris
Joseph Cigliano
Parker Olson
Omar Munoz
Arthur Sawyer
Roderick Herron
Valarie Maxey
Tia Goldsmith
Christian Verwiebe
K Opong-Mensah
Ali Abdulla Rashed...
Salvador Morales
Felix Vayssieres
Edward Kelly Medlock
Susie A Cole
Larry V Fulmer
Andriana Nyametei
Roy W Bickings
Michael Kantor
April Caldwell
Larry Hawkins
Alexander Jedrzejczak
Alberto Burgos
Brian Smolens
Russell E Steele
Mark Soltz
Aaron Drabkin
Kalle Pihelgas
Ryan Pavlick
Alanna Hearon
Fred Young
Andrae Washington
Triambak Karol
Donald Millet
Willis Blakely
Kevin Kwok
Towanna Chapman
Panag IO Tis ZIKOS
Moritz Eckardstein
Enrico Varano
Kathleen JUNGCK
Scott Hinkle
Kalhan Bhan
Jason Adams
Bill Robinson
Brian Mcknight
Michele Vrabel
Jev Yuki
Andreas Muno
Edward Wyrwas
Jeff Clark
Lucas King
Antoine Mordican
Julian Thornton
Lorrayne Johnson
Mohammad R Karim
Allen Jarocha
Hans I Buckle
Jonah Agpoon
Tyler D'Aquino
Joseph T. McGrann
Michael Sommerer
Emily P Keebler
Dinorah Blackman
Reed McManigle
Timothy Stumpff
James ISHERWOOD
Moncellia Scott
Thembile Mtwa
Larry Abel
Shivonne Desir
Al Klug
Payne Edelman
Tarwin Stroh-Spijer
Jackie Frederick
Brett Holt
Nathan Goromonzi
Richard Clement
John Graczyk
Wayne B. Wheatley Sr.
Gigi N McCullar
Sharod Clerge
Chirag Patel
Dave Ekedal
Brittany Kendrick
Raghav Madan
Sree Mohan
Kevin King
Bibhuti Aryal
T C
Sam Boyer
Todd Medema
Dwayne Stowe
Silvia King
Nathanael Pine
Kandi Clark
Nixon Augustin
Brian Kalaf
Connie Harvey
Jared Spears
Trey Cohn
Kunal Ashok
Brian Hogan
Edward McIntyre
Vincent Allen
Wallace Brackens
Adam Kelly
Varun Chalasani
Jean A Charles
Danny Lindley
Jeremy Moloney
Sterling Lanken
Nerea Eceiza
Bob Shultz
Aaron Bendix-Balgley
Keith Fowler

Thank You!

From the FTF Energy Team







Kwaku Jyamfi

Chief Executive Officer

+$34M in project procurement. Lead engineer, built FTF 30KW Generator. Won 7+ entrepreneurship competitions. Awarded NJ CSIT Seed Grant and...



Stefano Alva

Chief Commercialization Officer

Awarded EPA grant. Inducted FTF in 4 accelerators program that provided funding. Enabled FTF to access sponsored work space, and employees. Produced commerciall...



Will McKnight

Business Development Advisor

Working with patented combustion process for 10+ year. Ran $15M/year sales department for Schneider Electric. Travelled to Nigeria to obtain $1.2M contract with the...



Carla Lam

Head of Accounting

CPA with over 24 years of experience in accounting and CFO service. Top 1% Accounting Professional on UpWork. Her...



Fred Lewis

Plant Manager

Responsible for start-up and operation of +4.5GW of combined heat and power (CHP) power plants ($13.5B in...


MEDITERRAN

Ric Airesman

Systems Engineer

Managed Generator Operations for U.S. Naval Ships above 300MW. Bought FTF S2 Generator online, and designs...



Mark DeSantis

Business Development Advisor

CEO of Bloomfield Robotics. +$100M in exits. including BMW, GE and Michelin. Expert in ag-tech and energy, with a...



Stan Fischer

Business Development Advisor

VP of Sales of Vestlynx. $180M in exits, including an IPO. Serial Entrepreneur, experience in high-tech sales. Drives busines...



Joel Ifill

Commercialization Advisor

Raised $15M in precise air-drop startup. Managed team of sales experts and engineers, selling services to UPS and other...

Details

The Board of Directors

Director	Occupation	Joined
Kwaku Jyamfi	CEO @ Farm to Flame Energy	2018

Officers

Officer	Title	Joined
Kwaku Jyamfi	CEO	2018
Stefano Alva	CCO	2020

Voting Power

Holder	Securities Held	Voting Power
Kwaku Jyamfi	5,587,000 Common Stock	74.5%

Past Equity Fundraises

Date	Amount	Security	Exemption
06/2018	$25,000	Common Stock	Section 4(a)(2)
07/2020	$2,000		Other
03/2021	$100,000		Section 4(a)(2)
03/2021	$40,000		Other
07/2021	$75,000		Section 4(a)(2)
07/2021	$40,000		Other
10/2021	$15,000		Other
11/2021	$15,000		Other
12/2021	$200,000		Section 4(a)(2)
02/2022	$40,000		Other
02/2022	$20,000		Other
05/2022	$68,000		Other
08/2022	$100,000		Section 4(a)(2)
08/2022	$50,000		Section 4(a)(2)
10/2022	$18,500		Other
11/2022	$150,000	Safe	Section 4(a)(2)
02/2023	$25,000		Section 4(a)(2)
05/2023	$357,322		4(a)(6)
05/2023	$27,082		Other
09/2023	$250,000		Section 4(a)(2)
09/2023	$175,000	Safe	Section 4(a)(2)
10/2023	$150,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/19/2021	$200,000	1.9%	20.0%	$8,000,000	06/20/2023
08/11/2022	$100,000	5.0%	20.0%	$6,000,000	02/19/2024

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Rosanna Sarmiento Menendez	07/28/2020	$2,000	$0	9.0%	01/28/2021	
Rosanna Sarmiento Menendez	03/10/2021	$40,000	$0	8.0%	07/11/2021	
Rosanna Sarmiento Menendez	07/29/2021	$40,000	$0	9.0%	09/29/2021	
Rosanna Sarmiento	10/19/2021	$15,000	$0	9.0%	01/19/2022	
Forward Financing	11/15/2021	$15,000	$0	2.14%		
Forward Financing	02/21/2022	$40,000	$0	4.35%		
Millstone Funding	02/22/2022	$20,000	$0	11.0%		
Amex, SouthState, BOA, and Chase Credit Cards	05/01/2022	$68,000	$0	%	03/29/2024	
Rosanna Sarmiento Menendez	10/21/2022	$18,500	$0	9.0%	10/21/2023	
New Sun Rising	05/16/2023	$27,082	$22,020	6.0%	07/01/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	7,499,625	No

Warrants: 0

Options: 1

Form C Risks:

Finding and training personnel to run the fuel processing operations and generator operations will require time and effort. This talent can be difficult to find, and may be unavailable in specific regions of the developing world. To address this, we compile detailed operation and safety manuals that help us train incoming engineers and technicians.

Our equipment supply chain requires specific components to be delivered to Farm to Flame for us to assemble our generators and fuel processors. Although we have a broad network of equipment suppliers, there are factors related to shipping, transportation, logistics, and component availability that are outside of our control that could negatively impact our ability to deliver our service to a client. In order to mitigate this risk, we have backup suppliers for each of the components in our supply chain.

Success of this venture depends on our ability to raise further capital for growth. Macroeconomic trends outside of our control may impact the availability of investment capital and our ability to raise these funds. Therefore, we can't guarantee our ability to meet

capital and our ability to raise these funds. Therefore, we can't guarantee our ability to meet our projections.

Solar + Storage could compete against FTF Generators on a price basis if the costs of storage decreases from $135/KWh to ~$70/KWh. Nonetheless, due to the shortage of raw materials, the price of batteries has increased in the past year from $135/kWh to $200/kWh.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. However, over the past year, we have identified multitudes of industry veteran talent for the combined heat and power generation industry that will advance Farm to Flame Energy on sales and product deployment. Specialized talent streaming from the closing of coal plants is a powerful asset to Farm to Flame Energy.

We are bounded by the biomass availability in a specific region. If biomass waste becomes an expensive and/or scarce resource, it would limit our ability to grow in that specific region. For context, a single landscaping company gathers ~60 tons of biomass per day, or >21,600 tons/year. Enough to power 4 300KW Generators FTF focuses on building long-term relationships with biomass waste producers, such as landscaping companies, in order to mitigate our biomass supply chain risk.

Labor is the biggest cost driver of our operations (~30% of the production cost). If the cost of labor increases drastically, we are at risk of having our production costs increase drastically as well. In order to mitigate this risk, we are focused on automating the operation of our system to decrease this cost, alongside developing remote monitoring and maintenance procedures that will reduce unscheduled downtime. We've partnered with ThermoAI, Ranial Systems, and Evident Process Heat and Power to work through these improvements.

The success of this company lies in our ability to deploy our electricity generation systems in buildings and commercial operations, being compliant with state and federal regulations, ASME Boiler Codes, NFPA Boiler and Fuel Safety Codes, building codes and fire department safety requirements. We do not control how these regulations will evolve in the future, which can limit our ability to deploy projects in specific regions. Our engineers assess the codes needed at the start of each project to make sure we adhere to all of them. We have principal and licensed engineers to stamp engineering designs after being reviewed for all code compliance

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of

maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $10,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will

share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Farm to Flame Energy Inc.

Delaware Corporation
Organized June 2018
4 employees
30 S Linden Street

Duquesne PA 15110 http://www.ftfenergy.com

Business Description

Refer to the FTF Energy profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

FTF Energy has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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